

January 9, 2015

Thomas Guerriero
Chief Executive Officer
Oxford City Football Club, Inc.
10 Fairway Drive, Suite 302
Deerfield Beach, FL 33441

> **Re: Oxford City Football Club, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed December 23, 2014**
> **File No. 333-200113**

Dear Mr. Guerriero:

        We have reviewed your responses to the comments in our letter dated December 9, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note a press release dated December 18, 2014 that you have come to terms to sell your MASL team in Beaumont, Texas. Please update your disclosure regarding this or advise.

Certain Relationships and Related Transactions, page 32

2. Please revise this section to include disclosure through the most recent practicable date. In particular, please disclose the compensation payable under the consulting agreement with the company controlled by Mr. Guerriero since the end of your last fiscal year. Please also include appropriate risk factor disclosure regarding the amounts payable and amounts that may become payable in the future under this consulting agreement with Mr. Guerriero's company and the impact of this agreement on your results of operations.

Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Scott Doney, Esq.